EXHIBIT 99.1
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                            EXPLANATION TO FOOTNOTES
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(2)  The securities are owned directly by Robert T. Symington.  Mr. Symington is a director of the Issuer and an employee of Avenue Capital Management II, L.P. (the "Adviser"). The Adviser is the investment adviser to Avenue Special Situations Fund IV, L.P. and Avenue Investments L.P. (collectively, the "Funds"). On July 17, 2006, the Funds made an investment in the Issuer. Pursuant to the Funds' limited partnership agreements, any director compensation received by an employee of the Adviser related to an entity in which the Funds have invested shall be payable to the Adviser. Such amounts shall reduce certain fees and expenses of the Funds. Mr. Symington disclaims beneficial ownership of the options (and the LLC Interests or other equity issued upon exercise of the options) that vest on or after July 17, 2006, except for that portion of the sale proceeds necessary for Mr. Symington to satisfy any tax liabilities related thereto. The Adviser and the Funds disclaim beneficial ownership of the options (and the LLC Interests or other equity issued upon exercise of the options) that vested prior to July 17, 2006.